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                                                               EXHIBIT (a)(5)(H)

FOR IMMEDIATE RELEASE



December 20, 2001

ARV Assisted Living, Inc. and ARVP Acquisition, L.P. Complete Tender Offer for Units of American Retirement Villas Properties III, L.P.

COSTA MESA, CA - [AMEX:SRS]- December 20, 2001, ARV Assisted Living, Inc. and ARVP Acquisition, L.P. announced today that their tender offer to purchase all of the outstanding units of limited partnership interests at $400 per Unit of American Retirement Villas Properties III, L.P. expired on Friday, December 14, 2001. ARV Assisted Living accepted for purchase in accordance with the terms of the Offer all Units validly tendered and not withdrawn prior to the expiration of the Offer.

Approximately 9,600 Units were validly tendered and not withdrawn and upon payment for these Units in accordance with the terms of its Offer, ARV Assisted Living will beneficially own approximately 52% of the total number of outstanding Units.

ARVP Acquisition, L.P. is a California limited partnership and wholly-owned by ARV Assisted Living, Inc., a Delaware corporation and the general partner of American Retirement Villas Properties III, L.P.

Founded in 1980, ARV Assisted Living is one of the largest operators of assisted living communities in the nation, currently operating 57 communities containing approximately 6,800 units in 10 states.

This news release is for informational purposes only. It does not constitute a solicitation/recommendation with respect to the tender offer for ARVP III's limited partnership units. The solicitation/recommendation statement can be obtained for free at the SEC's web site at www.sec.gov.